[Community West Bancshares Letterhead]



                                November 17, 2005


                                                                        C203-005
                                                                        --------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Division of Corporate Finance

     Re:     Community West Bancshares, Goleta, California
             Form A-W (Amendment Withdrawal Request)
             Post-Effective Amendment No. 2 to Form S-8 (File No. 333-43531)
             ---------------------------------------------------------------

Ladies and Gentlemen:

     The registrant, Community West Bancshares, hereby requests the immediate withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S-8 (the "Amendment") (File No. 333-43531) filed with the Commission on November 10, 2005. The Amendment sought to register 450,000 additional shares (the "Additional Shares") of common stock issuable under the Community West Bancshares 1997 Stock Option Plan. The Additional Shares should have been registered pursuant to a new registration statement on Form S-8 and therefore the Amendment was filed in error. The registrant intends to file a new registration statement on Form S-8 to register the Additional Shares.

     The registrant hereby certifies that no Additional Shares were sold pursuant to the Amendment.

     Please do not hesitate to contact the undersigned should you have any questions regarding the foregoing.

                                        Very truly yours,

                                        /s/ Lynda Nahra

                                        By Lynda Nahra,
                                          President and Chief Executive Officer
                                        For and on behalf of
                                        Community West Bancshares